AB 3/22/06

06005918

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1465 ROUTE 31
(No. and Street)

ANNANDALE (City) NJ (State) 08801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LOUIS N. MANCINELLI 908-735-0407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS M. MANCINELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUR MONEY MATTERS BROKERAGE SERVICES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. M. M., President

Signature

PRESIDENT

Title

Wayne A. Schultz, Esq.

Notary Public

WAYNE A. SCHULTZ
COUNSELLOR AT LAW
STATE OF NEW JERSEY My commission does not expire

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Notes to Financial Statements.

X (p) Independent Auditors' Report on Internal Accounting Control

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Your Money Matters Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Your Money Matters Brokerage Services, Inc., as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Your Money Matters Brokerage Services, Inc. as of December 31, 2005 and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's history of significant operating losses raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I,II, and III is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 21, 2006

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

	2005
Current assets	
Cash and cash equivalents	$ 95,285
Commissions receivable	35,201
Total current assets	130,486
Equipment and leasehold improvements, net	13,384
Trademark, net of accumulated amortization of $10,040	14,960
Deferred income tax assets, net	45,709
Other assets	4,441
Total assets	$ 208,980

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Commissions payable	$ 26,671
Capital lease obligations, current portion	13,300
State income tax payable	500
Total current liabilities	40,471
Capital lease obligations, net of current portion	17,133
Total liabilities	57,604
Stockholders' equity	
Common stock - no par value, authorized 1,000,000 shares	1,372,623
Additional paid in capital	1,672
Accumulated deficit	(1,222,919)
Total stockholders' equity	151,376
Total liabilities and stockholders' equity	$ 208,980

See notes to financial statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

	2005
Revenues	
Commission income	$ 821,889
Interest and other income	407
Total revenues	822,296
Expenses	
Commissions	528,439
Employee compensation and benefits	54,641
Professional fees	14,561
Office expense	9,200
Computer services and supplies	23,812
Rent	81,037
Insurance	16,828
Travel and entertainment	2,585
Copying and printing	3,910
Registration fees and assessments	10,523
Advertising	11,155
Telephone	7,883
Postage	5,239
Interest expense	2,757
Subscriptions	628
Depreciation expense	25,220
Amortization expense	2,500
Bank charges	283
Other	3,479
Total expenses	804,680
Net income before income tax	17,616
Provision for deferred income tax	3,850
Net income	$ 13,766

See notes to financial statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, beginning of year	834,966	$ 1,372,623	$ 1,672	$ (1,236,685)	$ 137,610
Net income				13,766	13,766
Balance, end of year	834,966	$ 1,372,623	$ 1,672	$ (1,222,919)	$ 151,376

See notes to financial statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005

	2005
Cash flows from operating activities	
Net income	$ 13,766
Adjustment to reconcile net income to net cash provided by operating activities	
Amortization of trademark	2,500
Depreciation	25,220
Deferred income tax	3,850
Change in operating assets and liabilities	
Commission receivable	32,678
Other assets	1,471
Accounts payable and accrued expenses	(11,195)
Commissions payable	(40,205)
Net cash provided by operating activities	28,085
Cash flows provided by financing activites	
Repayments of capital lease obligations	(10,058)
Net increase in cash and cash equivalents	18,027
Cash and cash equivalents, beginning of year	77,258
Cash and cash equivalents, end of year	$ 95,285
Supplementary cash flow information	
Interest paid	$ 2,757

See notes to financial statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

General

Your Money Matters Brokerage Services, Inc. ("the Company") was incorporated in the State of New Jersey on July 17, 1990, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company serves as a placement agent for such products. As a placement agent, the Company does not take possession or control of customer funds, but rather funds are transmitted directly by customers to the investment or insurance companies. The Company's headquarters are located in Annandale, New Jersey and is licensed to do business in six states.

Basis of Accounting

The Company reports its financial statements on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue when earned based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank accounts and funds invested in money market funds, which can be withdrawn on demand.

Commissions Receivable

Commissions receivable represent amounts due from investment and insurance companies for product placement and are presented net of any allowances for uncollectible accounts. Management periodically assesses the ability to collect commissions receivable based on financial capacity of the various issuers. Management believes no allowance is required as of December 31, 2005. The Company does not assess interest or finance charges on open account balances.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. Significant Accounting Policies (Continued)

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

Equipment

Equipment is recorded at cost when acquired. Major renewals and betterments are charged to the equipment account; maintenance and minor repairs and replacements, which do not improve or extend the life of the respective asset, are expensed currently. Depreciation is provided for by the straight-line method over the estimated useful lives of the assets.

Trademarks

Trademarks are accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values.

Advertising

The Company expenses advertising costs as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. Significant Accounting Policies (Continued)

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for unused federal and state net operating loss carry forwards by applying enacted statutory rates. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enacted date. Management provides valuation allowances against the deferred tax asset for amounts which are not considered "more likely than not" to be realized.

2. Equipment and Leasehold improvements

Equipment and leasehold improvements consist of the following:

Equipment acquired under capital lease obligation	$ 50,831
Equipment	56,382
Leasehold improvements	54,753
	161,966
Less: Accumulated depreciation	(148,582)
	$ 13,384

Depreciation expense for the year ended December 31, 2005 amounted to $25,220. Amortization of equipment acquired under capital lease obligations is included in depreciation expense and accumulated depreciation.

3. Trademarks

The Company's trademark was determined to have an estimated value of $25,000 and an estimated useful life of 10 years as of January 1, 2002. Amortization expense was $2,500 for the year ended December 31, 2005. Management has assessed the carrying value of the trademarks and believes there to be no impairment in value at this time.

4. Income Taxes

The Company's deferred income tax asset as of December 31, 2005, is attributable to unused federal and state net operating loss carry forwards of approximately $1,261,523 and $1,138,911, respectively. The net operating losses are scheduled to expire as follows:

Year ending December 31,	Federal	Year ending December 31,	State
2018	$ 119,571		
2019	323,917	2006	323,267
2020	257,947	2007	257,756
2021	172,208	2008	172,008
2022	235,822	2009	235,322
2023	101,790	2010	101,290
2024	50,268	2011	49,268
	$ 1,261,523		$ 1,138,911

Management believes it is more likely than not that it will generate taxable income sufficient to realize a portion of the tax benefit associated with the net operating loss carry forwards prior to their expiration. However, management believes that a valuation allowance is appropriate given the nature of expansion plans and the growth management expects in the future may not occur as planned. If the Company is unable to generate sufficient taxable income in the future through operating results, increases to the valuation allowance will be required through a charge to expense. If the Company achieves higher profitability to utilize a greater portion of the deferred tax asset, the valuation allowance will be reduced through a credit to income.

Significant components of the deferred tax asset at December 31, 2005 are as follows:

Gross deferred tax asset for net operating losses	$ 484,195
Less: valuation allowance	438,486
Deferred income tax asset, net	$ 45,709

There was no change in the valuation allowance for the year ended December 31, 2005. The net operating loss represented the only unused temporary tax differences.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $68,204, which was $63,204 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was .84 to 1.

6. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

7. Operating Leases

The Company leases office space under a lease which expires in January 2009. Under the lease, the Company is subject to additional rent charges which include its proportionate share of operating expenses, real estate taxes, and common area charges.

Rent expense charged to operations under these leases amounted to $81,037 for the year ended December 31, 2005.

Future minimum rent payments are as follows:

2006	$ 74,088
2007	74,088
2008	74,088
2009	6,174

8. Capital Leases

Future minimum lease payments as of December 31, 2005 are as follows:

2006	$	13,300
2007		12,312
2008		7,860
Total future minimum lease obligations		33,472
Less: imputed interest		(3,039)
Present value of capital lease obligations	$	30,433

9. Going Concern

As shown in the accompanying December 31, 2005 financial statements, the Company has an accumulated deficit of $1,222,919; this coupled with sustained losses of prior years creates an uncertainty about the Company's ability to continue as a going concern. Management of the Company is implementing a plan to improve its financial position by restructuring its human resources and commission expense structure. The ability of the Company to continue as a going concern is dependent on the success of the plan; the financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

10. Matters / Contingency

In October, 2003, the National Association of Securities Dealers (the "NASD") commenced an examination of the Company. At this time, the NASD has completed the examination; however, the NASD has not disclosed the outcome of the matter. Management believes the matter has been resolved and does not expect any significant adjustments to the financial statements. It is possible that the outcome could differ significantly from management's assessment of this matter.

SUPPLEMENTAL INFORMATION

Schedule I

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

SCHEDULE OF COMPUTATION ON NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

YEAR ENDED DECEMBER 31, 2005

Net Capital		
Total stockholders' equity qualified for net capital		$ 151,376
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	4,678	
Equipment and leasehold improvements, net	13,384	
Trademark, net	14,960	
Deferred income taxes, net	45,709	
Other assets	4,441	83,172
Net capital		68,204
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		63,204
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities		57,604
Percent of aggregate indebtedness to net capital		84.46%

Reconciliation of computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1

There are no material differences between the above calculation and the company's unaudited FOCUS report as of December 31, 2005.

Schedule II

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

YEAR ENDED DECEMBER 31, 2005

The company is exempt under section (k)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

Schedule III

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

YEAR ENDED DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Your Money Matters Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Your Money Matters Brokerage Services, Inc. (the "Company"), for the year ended December 31, 2005, considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, *we* have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the-information and use of the Board of Directors, management, the SEC. NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
February 21, 2006

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005